Filed by Sanofi-Synthélabo
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: January 28, 2004

     ON JANUARY 28, 2004, SANOFI-SYNTHÉLABO MADE AVAILABLE FOR PLAYBACK THE RECORDED VIDEO WEBCAST OF THE INFORMATION MEETING HELD IN PARIS ON JANUARY 26, 2004. A TRANSCRIPT IN ENGLISH OF THAT INFORMATION MEETING FOLLOWS.

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Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo will file with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

At the appropriate time, Sanofi-Synthélabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi-Synthélabo to holders of Aventis ordinary shares located in Germany (the “German Offer”). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking information and statements about Sanofi-Synthélabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthélabo and Aventis, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Sanofi-Synthélabo will file with the SEC. Sanofi-Synthélabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

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Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

Presentation of the Public Offer for Aventis

Introduction

Jean-François DEHECQ

Chairman and CEO

Firstly, I would like to thank so many of you for being here. I intend to show you that the occasion is worthwhile. I will try to demonstrate, or at least tell you, what I think with great clarity and frankness. I’m going to start by telling you, as you have already seen in the dispatches, because you have read so much in the press and so many of you have written on this topic over the past few days that it is no longer a surprise. We made this decision with the full support of Sanofi-Synthelabo’s board of directors, who all issued a press release stating their support for this operation and that they would vote favourably on the matter at the General Meeting. To my mind, all board members have studied the operation in sufficient detail. Yes, we studied it very closely and ensured that all future actions were taken into account, always in contact with both board members representing our main shareholders and independent board members, all in great detail of course. During the night — and I know that everybody was watching closely how long it would last and if it would have a positive outcome — our board members made a unanimous decision to launch the public offer on Aventis.

Something which is particularly important: finding unanimity of the entire board of directors for an operation of this kind is, in my opinion, vital and it is with pleasure that I can announce that we have unanimity.

What is our aim? Our aim is clear: we seek to create a great world leader in the pharmaceutical industry. Of course we will have to provide solutions to healthcare problems. Our business is to develop products, primarily for health and patients. We are combining a very considerable research capability that must be very well focused toward major areas. I believe that, without blowing my own trumpet, not as regards myself, but rather as regards our in-house research teams, I think that yes, even after mergers, Sanofi-Synthelabo has known how to successfully direct its research towards major projects.

Research is not a matter of simply spending money, but also of ensuring that it is directed towards the most promising areas. We are one of the leading groups in the pharmaceutical industry with a strong research capability. So, you will see in a moment that the new group will benefit from a considerable and sustainable growth potential products portfolio. It will have a strong financial base that will ensure sustainability for the two combined companies and guaranteeing

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Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

sustainability means reassuring the shareholders and employees. When employees are confident in the company’s future, then they are motivated to make greater efforts.

Before entering into the detail of the offer, I would like to enlighten you on our approach and then the strategic vision. The offer — and this has been said and this has been written and confirmed — has not been the subject of any negotiation or of any recent approach. The offer is based on a clear corporate project and it’s this that I would like to discuss this morning.

Why make the offer in this way? We believe that making a public, direct and transparent proposal helps avoid a long drawn out process. We know very well that long negotiations give rise to endless speculation and problems. This is contrary to the interest of shareholders, employees and the project itself.

Our project, over and above the figures, which are all compelling, aims to create one of the finest pharmaceutical firms in the world with outstanding growth potential thanks to a new human community, a community comprising the men and women of both companies. Why do I say this? This is not a secret. I’ve always thought, I’ve always said that first and foremost, a company is about human capital and values. We must nurture those values and flesh out these ideas and mind-set.

When I look at the past, I truly believe it is the roots of Sanofi and Synthelabo that enabled the creation of this company, which is a great company one that I am proud to lead today. I also think it is the values, the spirit, the culture and the legacy of Hoescht, Roussel-Uclaf and Rhône-Poulenc, to name but a few, that enabled the building of Aventis. I genuinely believe that it is only by returning to these roots, drawing on the history of both companies, that we will be able combine and regroup the employees to create a Group proud of its history, and united in a common objective. This is our aim.

If I look back over these past few years, I feel we clearly demonstrated our ability to succeed in respecting the culture of men and women during the merger of Sanofi and Synthelabo. This merger not only absorbed the legacies of the each firm, it also enriched them. The boost that was given to both companies is the enhancement of two heritages and their coming together for a common future. We have projected ourselves very dynamically with a certain number of admirable successes in the fields of both research and development as well as in the business of the company and value creation.

Today, we are inviting Aventis to create a great international group which is number one in Europe and capable of facing the long-term future. We are inviting Aventis employees to take part in an exciting, forward-looking project, which is at the heart of people’s concerns. This is a project in which they can focus all their passion and energy because we have complementary qualities and talents. Together, we will be able to work towards a great future for healthcare, for both our companies, and, therefore, for our shareholders. We are offering shareholders and the management board of Aventis the opportunity to facilitate the creation of a strong and sustainable group that is stronger than each company on its own and is assured of exceptional prospects. This is made possible through reuniting and pooling the strengths of the two groups in an ambitious and shared project. I don’t need to tell you that we believe very, very strongly in this project, and it is now that it must be undertaken. We live in a highly competitive world — we read it and you

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Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

write about this very, very competitive world — and we must add another dimension to our strategic vision, pooling resources in a strong project that meets three objectives. The first one is because our job is our duty: namely, to make innovative drugs available to patients. This imposes R&D constraints. We must improve the management of the constraints of the sector, and the constraints are increasingly large. New constraints are emerging everyday all over the world. They must be managed better and we will achieve this together. And then we must ensure growth. If we fail to ensure growth, we cannot progress and we cannot solve the problems as they arise. This growth must be strong and sustainable with good mid and long-term prospects. This strong and sustainable growth must also be profitable because the company belongs to the shareholders. They invest in this company and expect that signing up to corporate projects will result in something that pays back on the investment risk both fairly and at the best possible rate.

What is this project based on?

Words are fine, but afterwards the detail must be explained. There are four main features.

First, we must fully harness all the existing products of Sanofi-Synthelabo and Aventis. We have done this in the past and we must do it now and we will do it together as Sanofi-Synthelabo-Aventis. That is the first point. I’m repeating myself a bit, but focusing our R&D resources on innovative and promising projects is fundamental and is the basis of our business. Our considerable research capability — ranked third world-wide in terms of size — must translate into the best research in the world in terms of innovation. We have done some good things. They (indicating the management team) have done some good, no, some really good things at Sanofi-Synthelabo. We will continue this in the together in Sanofi-Synthelabo-Aventis.

Next, there is everything we call Marketing-Commercial forces, where a balanced, global coverage adapted to local contexts is necessary. There are no rules in this game. One of the company mottoes is that the small product and small market do not exist. We must fight for everything, everywhere. We have done this, which explains this growth that outperforms the market, which we will show you shortly. There is no small market; we want to fight for everything and everywhere. We have done it and we will do it. This is a second objective.

And then, I believe that in the pharmaceutical world, where I just said that new challenges arrive on a daily basis, I think that in this pharmaceutical world all these emerging factors — we don’t really have the time to discuss it all now, but I’m thinking about the need to offer access to drugs here, including in the southern hemisphere — I think the management of all these emerging issues must be anticipated. By uniting, we will be better positioned to anticipate. More than ever, this industry, our industry, our development must be built on the research quality and its suitability to the needs of healthcare.

To do so, a strong growth is necessary, because strong growth is needed to be able to invest a lot of money. This is what is needed. Of course, harnessing resources and rationalising costs are important and must be done. But they are not at all sufficient to construct and build a genuine project which truly brings together men and women belonging to the companies. This is where we would like to end. I am now going to show you a few slides to this means.

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Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

The offer that we’re making to Aventis is the following. As I said, it is indeed a genuine strategic project. A genuine strategic project. It is first and foremost a corporate project, capable of creating a strong, sustainable, profitable growth. It is naturally this that I’m going to talk about. It means a rapid implementation because 100,000 people cannot wait for long discussions and flights of fancy before starting to walk and then run. We’re not going to do this to watch people sitting around waiting for something to happen. Consequently, we will win. To be fast is to be effective. This is why we believe that Sanofi-Synthelabo’s conduct will be important. We are planning for 1.6 billion synergies, some of them positive and some negative, but we will talk about this in a moment. This is the average of all major mergers that took place over the past few years. We’re not terribly original. To us, this seems like a very attractive offer. This is why we are convinced that the Aventis shareholders will follow us. We are going to explain why it is attractive and, yes, I do think this offer, this operation will create value for all shareholders of both companies, and that it will serve the interests of employees, in the sense that it will ensure a lasting project which is currently far from guaranteed. It is also in the interests of the patients. What are we doing? Naturally, it consists of creating a leading company with strong, sustainable and profitable growth. I said it before and I’ll come back to it in the slides: it is necessary to speed up growth in all countries and on all products. We will have to optimise major launches, as I have just said. Combining resources will give us a capacity which neither of us would have alone. We will accelerate R&D and above all R&D results by combining resources and focusing on the most promising products. And then improve the profitability through a strategy based on growth, which is linked to optimising our organisation. A project which unites is one where people know where they are heading to, and know they are progressing quickly.

Sanofi-Synthelabo has, I think, kept its promises. As we will see shortly, it is growing considerably faster than its competitors, both in terms of sales and results. There, I’m stating the obvious. I also believe that any company is more than a handful of people at the top. If this company I lead became what it is, it is thanks to everybody’s work from the doorman to the chairman and CEO. And these are the people who must be united. We have to ensure the whole company feels involved, that the whole company feels united in selecting the best skills to complete a project, because it seems to me that this is where our history lies.

It is also an attractive offer. Why? First for the premium. We have taken the mean of our respective rates over the last month, which is already better than the mean over the past 12 months. Let’s concentrate on last month. Of course, we removed Thursday and Friday — the two days of exceptional speculation. So our offer represents a premium of 15.2% over last month’s average share price. It values Aventis at 47 billion euros. It is mixed offer, 19% cash, 81% share. In this form, it is accretive. Of course it is attractive to Aventis shareholders. But it is also attractive to Sanofi-Synthelabo shareholders as well. In fact, the form is such that this offer is accretive for them from the first year onwards. Next up are the details of accounting methods for the operation; I’m going to ask Jean-Claude to talk to you about these in a moment. It is also attractive because it is fully supported by our two main shareholders, Total and L’Oréal, which provides great security to this offer.

After having put in place all the necessary elements to create and explain how this leader will generate strong, long-term, profitable growth, this will translate into trading multiples in line with the best of the pharma industry and therefore a revaluation of the share price. Apologies for the fact that I am looking at the screens but in an operation of this nature one needs to be careful

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Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

about what one says. With all the advice that I have been receiving I am less at ease than usual. That said, I have certain messages that I want to get across and will ensure that I do so.

What is Sanofi-Synthelabo and what is Aventis? We have to be very careful about figures, which is why we are going to take IMS sales. If one looks at the industry world wide, this is what it looks like. The small Sanofi-Synthelabo is indeed growing rapidly, but even so is unlikely to play with the major pharma groups. Aventis, which finds itself in the middle, is not growing very fast. By combining this we reach number 3 or number 2. It is the average over the last 12 months, on IMS figures closed at 30 September 2003. We did not have other statistics. We will only have statistics for end 2003 in several weeks. These will show better growth both in terms of comparative growth for Sanofi-Synthelabo and its competitors. We are number 3 and not number 2. We do not have the figures for Behring, which is about to be ceded. This explains the small gap between number 2 and number 3. Number 3 is very good. It is not a competition. The aim is to be strong, without being ranked precisely.

Herewith the two groups to be merged. I will not look at all details, it would be too long and will not leave you enough time to ask questions. Regarding sales for core business, Aventis is roughly twice the size of Sanofi-Synthelabo. The areas of excellence are significant. We will come back to this point later. There is little overlap. In terms of employees, we have 32 500 and Aventis has 70 000. The ratio sales and employees is roughly the same. Then comes market cap which is the same for both companies. The market judges. I make no comment. I move to the line above and see that there is possibly some sense in all of this. Net margin for 2002 hovers around 15% at Aventis and 24% for Sanofi-Synthelabo, we can see why the market caps are the same.

The idea is a forecast of 25 billion euros. Why 25? It is, in fact, a little more. IMS does not include all sales when it involves internal sales between two companies as declared in 2002. Therefore it is a little higher, and there is no error. The market share world wide will be 5%. This is not huge, but not bad. The R&D budget will be third and approximate 4 billion euros. Resources allocated to research are 4 billion euros. It will be a company with European roots. It will have a solid presence in France, and be very well established in Germany. It will have a significant presence in the US and a direct presence in Japan. Sanofi-Synthelabo Aventis will be anchored in Europe, as the number 1 group in Europe with a world vision.

Number one in Europe — as you know, we mentioned western and eastern Europe, but altogether it will mean 9% of the European market, with slightly above €10 billion in sales, which a very sound position indeed, with strong growth on our own market, which has always been a source of strength to companies.

Further south, we will be number 2 in Latin America, number 1 in the Middle East, number 3 in south-east Asia, with outstanding growth and significant market share. 5 years ago we were non-existent in the US and we succeeded, within 5 years, in reaching $4 billion in developed sales. Aventis also succeeded in growing fast there. 8 billion euros, but if we add our share of Plavix® and Avapro® in the US market, this would bring it up to 10 billion, so 5% market share, which is still very modest, since we only rank eighth or ninth on the American market. You already have the 2003 figures — it is important that the small Sanofi-Synthelabo company grew enormously in the US exceeding 30% growth, with a volume of approximately $4 billion. Sanofi-Synthelabo is no longer a small company, but a large entity with very strong growth.

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Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

Very well established in US, Europe and the rest of the world, but weak in Japan, since nearly all Sanofi-Synthelabo drugs are still marketed in joint ventures. We have just set up our direct presence. There is still room for growth in the US and Japan.

I will quickly run through the advantages so as not repeat myself.

•	I do not think anybody contests R&D productivity.

•	An R&D portfolio with some hopeful products, which are primed by analysts and the market. These are hugely important products for the future, including Rimonabant. We have products with some great potential.

•	Strong growth in all countries, which outperforms the market.

•	One of Sanofi-Synthelabo’s great characteristics and successes is its ability to defend mature products, whereas most of our competitors, especially Aventis, have seen sharp decreases in its portfolio, which nevertheless account for significant percentage of sales.

Most of our competitors, the vast majority of our competitors have witnessed sharp decreases. We fight on all fronts in all countries. Not only do we have stability in this portfolio, but if we look at 2003, we are growing our mature products. This is a great strength, for when you can defend mature products, products in competition with generics, products which have been in battle for twenty to thirty years on the market, and you manage to sustain them, grow them, I believe this is an asset.

Aventis’s strengths

As already mentioned, Aventis has significant research resources. There is a real expertise. The work carried out by Aventis in the field of vaccines in position of leadership. There is a real expertise in the Life Cycle Management. What has been achieved with Lovenox® is impressive, and likewise with Taxotere® and the products which followed. These are areas of excellence, even if we have a sound expertise in Life Cycle Management.

The American and Japanese offices are also strengths. We have a best fit.

“To create additional value”

I will come back to this slide, which on re-reading seem to repeat a lot of ideas discussed at the beginning. One can cite three or four key points in creating value. The last point: to create a team proud of its history and united in its aim. That is how one wins battles.

“A pipeline of high growth medicines”

Nine products exceed 500 million euros in sales. Not to be ignored, is the pace of growth of these products. The pipeline of existing products has posted high growth: 41% for Plavix®, 21% for

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Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

Stilnox®, 27% for Taxotere®, 28% for Aprovel®, 173% for Eloxatine®, 104% for Lantus®. This is not only a question of products contributing significantly to sales, but also high growth products, which should continue to be so for some time. We also have recent launches which are set to hit the €500 million category.

“Key products in fast growing areas”

The therapeutic areas in which we have our main products are highlighted. Sanofi-Synthélabo products are in blue, Aventis products are in orange. It is striking to see that the high growth areas in which we are equal or above 15%, which is important, because it explains the development which was just demonstrated.

We also have a 10% growth in cardiovascular drugs. We are in this class with Avapro® in the anti-hypertensive class, in the angiotensin II sub-class, where growth is higher than 20%. All our major selling products are drugs that belong to therapeutic classes showing growth above 15%.

“R&D pipeline and budgets guarantee long-term growth”

We have tried to re-establish with public information the pipeline, in the format that we are used to.

You will not find phase 2A or phase 2B. For my part, I like to make this distinction. 2A is interesting, 2B gets really interesting and 3 we are there! As we are not able to distinguish between 2A and 2B for our friends at Aventis, so we have to do with listing phases 2. I can tell you straight away for phase 2, one half are Aventis the projects and the other half Sanofi-Synthelabo.

In the advanced phases (phase 3 and Life Cycle Management) with the same colour code ( blue for us, orange for them) you have a 50/50 split, with sectors such Central Nervous System. I always said that this company would be a major player in CNS before the end of the decade. Today there is only us who has a large number of molecules and others approaching phase 3. No conclusions here with 1.3 billion for us and 2.8 for them in R&D. The propositions come to the same.

“Significant US Potential”

There is a significant potential in the US. I won’t list all the products, it would be too long. We have integrated the list of products with a currently high growth, the launches that are expected on the US market (the UroXatral® is already out) and some molecules.

With this slide, I just wanted to show you what it means in terms of sales force. This represents a massive sales force on the US market, all the more that part of Bristol-Myers Squibb’s sales force should be added for the co-marketing of Plavix® and Avapro®. It is clear that it creates a powerful sales force on the US market, which is among the first ones, except for Pfizer.

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Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

“The Synergies”

This is perhaps the first and last time when I shall not be direct, frank and open. Let me explain to you why.

We put the €1.6 billion, which are indicated in the press release and which represent 6.4% of the 2002 pro forma turnover. This is the average of the 10 or 15 most recent acquisitions/mergers which took place in the pharmaceutical sector.

Restructuring costs represent €2 billion. This morning, I was listening to some remarks about the “social layoffs” it could induce. We put €2 billion because it is the average ratio for the sector for synergies, which are restructuring costs.

Obviously, there are going to be cost synergies, which will result from the structures and means optimisation. This is obvious. This has to be done, and we will do it as we did in our previous merger.

I think there is something very important here, and on which our most recent merger gives us great confidence: the turnover synergies generated from the improvement of products and sales. You will see the growth. Growth needs to be increased. We can and we will increase product growth. Those are extraordinary treasures because, first of all, they generate profit very quickly. At the same time, they generate an impressive amount of work for the plants and the sales force. This is how one can solve a problem.

Why am I telling you all this? Why did I not break up into components ?You don’t speak about over-staffing, what will it cost ... There is a corporate culture which I have had for the past 30 years, which has been the company’s corporate culture. We discuss social issues first with the workers council. We search for the best-agreed solution first with the workers council. We do not always agree — far from that — and we take the decisions that need to be taken and we carry them out. We always start by talking with the workers councils. We first start talking with the workers council and I insist on respecting that rule which is very important in the exchanges between the management team and the Company’s employees.

I bet you’re going to say that we’re pretentious. Yes, we are good and we like to say so. We are not just good because we say so. We are good because our track record says so. We said lots of things when Sanofi and Synthelabo merged and there are results. We said we were going to accelerate our international development, this resulted in our growth much higher than the market’s. We said we were going to set up in the US and the US has grown from €1.4 billion in 1999 to €4 billion in 2003, and it will be more than €5 billion in 2004. I should not have said that. That figure, incidentally, is off the record. You are not allowed to report it. And what about the success of Ambien’s® take-over. Everyone was saying: they are going to take over Ambien®! After Searle, Pharmacia, how can this small company Sanofi-Synthelabo — which at that time was still building up in the US — succeed? And we succeeded in moving a product which was doing €450 million turnover to a €2 billion turnover in a very short period of time. This is an extraordinary growth boost and it is down to people who are fighting in the US that we made it.

The R&D on-going dynamism is doing the international development. Contrary to what some were saying, just look at where Eloxatine® is going. Look at everything that we have done: the

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Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

Uroxatral® registration in the US, the Arixtra® registration. This will happen as we go along. We currently have 9 products in phase II and phase III, and 8 products in phase IIb. I do not have to boast about our research. We have promised synergies. We have promised to change Synthelabo’s research in a research as dynamic as Sanofi’s. Today, in Sanofi-Synthelabo Recherche, people don’t know anymore about Sanofi and Synthelabo: they are all on priority projects and all very proud to be part of this research.

We said we would do synergies and we have fully made them according to the announced agenda. The next ones will be made on schedule.

We hardly dare mention best growth rates. We have one of the best growth rates of the pharmaceutical industry and everyone knows that. 42% average growth in earnings per share from 1999 to 2002. This is not bad whichever way you look at it. It was a promise we made to improve profitability, as I promised you earlier to improve the profitability of the new entity.

I can hardly comment on that slide. In yellow, you can see the market, in blue it is the annual sales growth of Sanofi-Synthelabo and in green the annual sales growth of Aventis. Look at the blue and the green curves. Look at Northern America, which is an important market, you can see our performances on a strongly declining market. In Europe, a difficult market, we have exceeded market growth very clearly. I don’t even have to talk about the rest of the world. Yes, we have to fight on all products, on all markets and it gives: 20% growth when the market is below 10. This slide speaks for itself.

Regarding the financial performance, I think that it is its continuity which is interesting. One can do averages: if you lose a few billion one year and you make some money the following year, it gives an incredible growth. That is not our method. We could take the growth over 30 years and you would see. I know that it is this turnover growth continuity, this EPS continuity. It is not that bad.

And here is 2003. You could say: he’s telling us about 2002 and not about 2003. I don’t think that we’ll need to be ashamed as all the major groups will roll out their turnover growth for 2003. I’m waiting for those who will announce their consolidated turnover, just so that we can compare two comparable figures. With the dollar exchange rate, we can’t compare with companies consolidating their figures in dollars when we’re consolidating ours in euros. With like-for-like figures, which is really representative of the activity, I’m looking forward to between 15% and 20% growth. We have published 15.6% with a strong regular growth and growth picking up as the year proceeds — 15% consolidated and 20% including the US. All countries are showing between 10% and 13% growth. The major products are 26% or 27% growth. The rest of the portfolio has kept on growing.

I’m now going to hand over to Jean-Claude Leroy who can better explain why this offer is so attractive.

Paris, 01/26/04	9

Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

Presentation of the offer

Jean-Claude LEROY

Director for Strategy, Sanofi-Synthelabo

Good morning. Yes, I shall return to the financial terms of this offer, which, as you see, values Aventis equity at €60.43. How did we do this? Effectively we ignored the last two days of market trading, Thursday and Friday, characterised by both much speculation on the stock price and by extraordinary trading volume. This is why we stopped the clock on January 21. The expression of this premium, which values the stock at €60.43, is a premium of 15.2% over the last month’s average trading price — I shall come back to that average — the month ending January 21. This is what you see, if you compare this to the other averages, be it the average of the last three months, be it the spot price. In fact the premium is always of the same order of magnitude. I also draw your attention to the comparison with the high reached by Aventis on January 19, in a period of somewhat disturbed trading. You see that the premium stands at 13%.

A few words about the characteristics of the offer. As you know, Aventis is listed in France, in the United States and in Germany. Our offer has therefore been made in these three countries. We have chosen a mixed structure (known as mix and match) in which we offer both Sanofi-Synthelabo stock and cash. For this, we made a main offer and two subsidiary offers, one known as OPE (share offer) and one known as OPA (take-over bid). The main offer is therefore made up of five Sanofi-Synthelabo shares and €69 in cash, for six Aventis shares, 2003 dividend attached.

As regards the OPE subsidiary share exchange offer, 35 Sanofi-Synthelabo shares for 34 Aventis shares. Of course, in regard to the €60.43 cash offer per Aventis share, all these offers, are Sanofi-Synthelabo 2003 coupon attached, i.e. the shares will be issued with entitlement to 2003 dividends. Aventis shareholders will therefore have the right, either to the main offer, or to the “all-stock” offer, or to the “all-cash” offer. We have laid down a general condition, which is that we should keep a balance. This balance will in fine be 81% stock and 19% cash. I said “Sanofi-Synthelabo dividends attached”. We have made provision for two circumstances, depending on the date of close-out of the offer, in regard to the payment of the Aventis dividend. If offer close-out occurs before the payment of the Aventis dividend, these are the terms that I have just stated. Contrariwise, if the Aventis dividend were to be paid before the offer close-out, we have made provision for a mechanism under which the dividend paid to the shareholders would be deducted from the terms of our offer. But I remind you of what I said at the outset. Aventis shareholders will be entitled to Sanofi-Synthelabo 2003 dividends, and in all cases will receive one dividend and one only, the Sanofi-Synthelabo dividend.

Some words about the particular characteristics of this offer. Firstly, it is conditional on obtaining a little more than 50% of the share capital and of the fully diluted voting rights of Aventis. The

Paris, 01/26/04	10

Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

offer is conditional on the completion of the review by the American competition authorities. The offer is also conditional on a vote by our Extraordinary General Meeting to authorise a capital increase. Jean-François was saying this a moment ago. You know that our two main shareholders are already committed to voting the resolution for a capital increase. Finally, an item of information, this premium of 15.2%, and the 81%–to–19% component, have as their corollary that the Sanofi-Synthelabo existing shareholders should, as an outcome of the offer, own approximately 51% of the enlarged group, and Aventis shareholders own around 49%. The timetable is something I will not say much about, except that it is a classic one. It should be remembered that we envision a close-out planned during the second quarter 2004.

I would like further to give you some financial information on the new group, beginning with the accounting treatment of the operation. This operation will be accounted for under French standards and according to the so-called “fair value” method, i.e. stating Aventis assets and liabilities at fair value. This will necessarily have a relatively substantial accounting impact, but one which will of course, be without effect on the cash generated by the Company. This is the reason why, over and above our disclosure of the results under the standards in force in France, we have, for financial communication purposes, made provision for giving you an adjusted net income, this in order to facilitate the interpretation, in particular over time, of the performance which you now know, and the performance to be generated in the future by the Group. I will give you an example in a moment. This adjusted net income will basically relate to the core business. It will serve as a basis for the future determination of Sanofi-Synthelabo dividends. Without giving you a lesson in accounting, I would remind you of some major impacts resulting from the fair value acquisition method. There will of course be an immediate effect. You know that in our business, we have to make a valuation of the Research and Development portfolio, and record it as an expenses item in the first year. There are other particular immediate or virtually immediate effects. We have to re-value Aventis inventory, and do so at market prices, i.e. stripping out the profits generated on sales so long as the inventory is not fully depleted, over a longer or shorter period. In the present case, we imagine that period to be slightly less than one year. We also account for integration and restructuring costs, which are short term, and which will be set in train in 2004-2005. And finally, we have longer term elements which follow on from the revaluation of assets and liabilities, notably the revaluation of intangibles which are amortised over their residual lifetime. I’ll say a word about this in a moment. We also have other elements of balance sheet assets and liabilities, with lesser impacts. And finally, the residual goodwill, I would remind you, is still amortizable under French standards — although under the new European standards there is no more provision for depreciation of goodwill, just as there is no more depreciation of goodwill under American standards. Concretely, how will this financial communication be presented? As I said to you, it will of course first be made with respect to net book income under French standards. Then, we will reincorporate major elements to arrive at this net adjusted income. I have already mentioned the acquisition cost of research, the revaluation of inventory, the amortisation related to re-valued intangible assets and other items, the depreciation of goodwill and finally the integration expenses. We have illustrated this on the basis of the pro forma 2002 financial statements, the income statements of the two groups, with two columns: the combined, and above all the core business. You will see the €25 million sales I mentioned a moment ago. You will immediately see that this states net book income as a loss of €4.5 billion, but adjusted net income as a profit of €4.3 billion. This difference close to €9 billion may appear considerable. There are two types of elements here: as we said, there are “one shot” elements and longer term elements. I will give you a very broad breakdown. We have valued research set down

Paris, 01/26/04	11

Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

as an expenditure item at €4 billion. We have valued the impact of inventory revaluation at around €2 billion net of tax. These are the spot elements. And then we valued the amortisation of intangibles net of tax at around €2 billion, and depreciation of goodwill at €700 million. That is the difference between the two figures you see before you. Another point is also very important. You see that the adjusted net earnings per share, as shown in this presentation, would be in the order of €3.47 for the combined consolidated financial statements, and of €3.11 for the core business. We wished to compare this to Sanofi-Synthelabo performance in the 2002 disclosures. I remind you that net earnings per share were then €2.42. I believe this is the best demonstration of the immediately accretive nature of this operation, just as we have affirmed. We said that it would be accretive from 2004 on. This financial year, the year which is the reality, I believe illustrates this very well.

A word about financing the offer. I said that there was one part in cash, 19% in cash. This represents a little more than €9 billion. Of course, we have also set up the syndicated credit lines needed to cover the acquisition and also, if need be, the refinancing requirements of Aventis. This is important. We believe we can say today that the acquisition-related debt will be paid down in no more than five years, out of the internal cash flow generated by the Company. I believe this is very important. This is why we have put cash into this offer, to show clearly the confidence we have in the evolution of this new group. We shall now of course be requesting a rating very shortly from the rating agencies, as we shall have taken on this debt. I thank you.

Paris, 01/26/04	12

Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

Conclusion

Jean-François DEHECQ

I shall try not to be too long. I should like to speak to you now, perhaps more calmly but not any less enthusiastically, and show you the strength of my conviction in a calm and collected manner. Over and above the procedures and rationales that we have explained to you, this offer is a good one, this operation truly meets the fundamental interests of the two companies. It truly offers prospects for the future of the employees. I believe that for the shareholders this offer is truly value-creating. It is truly value-creating today and tomorrow. I believe, because this is my life, that this offer serves the world of research and is in the service of patients. That’s my business.

In this open world, this world of extreme competition, we want to create the leader in the pharmaceutical industry, a strong leader with deep roots in Europe, strong in France, strong in Germany, solid in other European countries. To do this is to do something meaningful, so long as this European whole is rightly, with great vision, facing the future and facing the world out there.

I would like to say two or three things. I wish to speak not so much with solemnity, but with true sincerity. I speak to you without hypocrisy. People have written, people will say, that this is a hostile bid. This bid is against nobody. This bid is for people! It is for the employees, it is for a project for the Company. It’s for the future of the two groups, it is for health, it is for better research, it is for better development. This is the construction of a major European and global company. This bid is against nobody. It is a bid for!

Second point. What do I hear? People say, “Why is he doing this now? He’s doing it because he’s frightened of the Plavix® law suit.” Well, no. I’m not frightened of the Plavix® law suit. My conviction, our conviction, has always been the same. We have every reason to win this law suit. Uncertainty weighs on us, which is normal, once you’re in the courts. I’m not going to say with 100% certainty, and I shan’t give you figures, but yes, we’re still just as confident. And everything which occurred in the process of this law suit, the discoveries, etc., confirms that we have every reason to be just as confident. Of course, people will write: “They’re doing this fast, because they are frightened of the Plavix® law suit”. Others will say “Why are they doing that, when Rimonabant results will come in at the end of the year? At year-end they’ll have definitive results from a product which risks out and out comparison with Plavix®. Yes, we’re not waiting for that to happen. I might also say “We’ve got this and they’ve got the other, Allegra®, Lovenox®, etc.” No. None of that is serious. A pharmaceutical company lives by perpetual confrontation with the market, with the determination of people to take on the patents and the determination to defend them. You have to keep a clear head in all of this, especially when things move at a pace which we do not control. It’s not because we’re frightened of losing the Plavix® law suit, nor is it out of calculation, because we would do better to wait for Rimonabant. We are doing it now because the time is right.

Paris, 01/26/04	13

Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

Why is now the time? I have told you, more than enough, how much I believe that Aventis is a fine company. It’s a company with which you can do fantastic things. Making a match with Aventis is a source of high performance and of success for the future. I’m not going to start criticising. I say simply, because I read this every day, because people write this, because the world is the way it is, I say simply that this company is a company which has been made fragile, to use a term which I am not wedded to, which is however the term used. You know what this means: it means that the vultures are around. We live in a world, the world of the pharmaceutical industry in which many people, in order to grow, need to absorb and to swallow up others, because there’s no fuel in the engine, and no new products. So you do things, you break things and cut them up, and by synergy you improve results a little. In this world in which we live, things must not be exposed for too long.

And then, to pursue my reasoning to its conclusion, and you are well aware of this, the declared end of the shareholders’ pact is a fact. Everyone knows that in December 2004, the shareholders’ pact will not be renewed. And so on the part of the predators — that’s a strong word, but it means what it says — there is a clear wish to see if there isn’t a way they can pick up Sanofi-Synthelabo and swallow up the engine, the engine which makes products and generates results. There will be a huge wish to do this. And I would not be doing my job, I would be a very poor Chief Executive Officer if I were unable to anticipate. If you don’t want to be on the receiving end — and I’ve never wanted to be on the receiving end — you have to anticipate. On all the evidence, after what I have said about the context, which you analyse as I do, what are we to do now? If we merge the two companies, we will be building a formidable European company, able to ensure a sustainable future for the two companies. Don’t come to me saying that we are holding the door open to a white knight. I’m bringing two companies together to be sure that, in reality, we’ll be building this formidable European company. And to do that we must not waste any time.

I believe in this. I really believe in this. You all know that. My troops believe in it, we believe in it and I want everyone to believe in it. In the end, I will of course be enormously proud, but it isn’t pride on my own behalf. It’s pride on behalf of the people who will make the two companies, when we’ve brought them together, if we succeed in making something which is a truly formidable European company. We will all together be proud to have done that. I will put all my energy to this. Yes indeed! I will devote all my energy to bringing together the inheritance of Aventis and Sanofi-Synthelabo, transform it and complete it. I believe that if we unite our forces, unite them fast, without waiting for it to be too late, we can together build this great group which we so need. We need this balanced, solid group, and its clear strategy. Everyone will know what they’re doing, will know what they need to do, without being constantly fearful of the day to come. You don’t know what it’s like to live in a company where every morning, when you get to work, instead of being pleased to get there, and feeling happy to be at work, you live with the anxiety of who’s going to eat you up, of what is going to happen. In these cases, people are down-trodden, they don’t stand tall. That’s what I want to avoid. I think I wouldn’t be doing my job properly if I didn’t do what I am doing. I truly think that this offer is a good one, sincerely a good one for the two companies, good for the shareholders, and that it is truly a harbinger of a fine future. Thank you.

We shall now move to the questions.
I shall ask you to light up the floor. I find it very difficult to speak without seeing people. Please introduce yourselves before raising your questions.

Paris, 01/26/04	14

Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

Question and Answer Session

Frédéric DESDOUITS, Exane

There are a lot of strengths in this merger. We see them clearly. There are certainly risks in putting the merger into effect. How will you resolve them? You’ve mentioned numbers regarding the research of your future partner Aventis. Concretely, how do you expect to set up more efficient research in the new entity?

Jean-François DEHECQ

In regard to setting up efficient research, I shall hand over to Gérard Le Fur. Today, if there’s any risk, it’s not successfully convincing the body of people that with the company, they’re being offered a wonderful opportunity. If I thought there was a risk of failure, I would have stayed sitting behind my desk. That is the major risk. We’ll succeed.

We will succeed because this is reality, because there’s no calculation. The plain true facts are there, and there’s a track record. We have to anticipate, unless Gérard wishes to come in here. What should we do with this research? We need to re-mobilise people on projects. Gérard, you have the floor.

Gérard LE FUR

A potential research budget of €4 billion. Of course it’s difficult to manage or to run research. However it’s marvellous to have an opportunity to be big enough to be in the global top three.

I’ve been eighteen years in this company. I also spent a few years in what at the time was Rhône-Poulenc, now Aventis. I’ll be pleased to see all my friends and to work with them again. As Jean-François emphasised, and I strongly believe this, interaction between people makes the difference. This is fundamental in research, or in competitive sport. Make the analogy with the team which has morale and a team without morale.

I am not here to criticise Aventis research. Everyone, and I’m the first to greatly admire them, knows what they do in vaccines. Vaccine research is marvellous, and it’s no matter of chance that they’re global leader in this field.

Furthermore, in the oncology field, we’re not “new boys”. We are getting there, slowly and modestly, with Eloxatin®. Aventis has Taxotere®, taxoids and other products. There’s a real culture in the oncology field. Similarly, in the diabetes field, everything upcoming from Aventis is important. We know one another well, and that also applies to Synthelabo, and I think we already told you that. We are close. We’ve known each other a long time. I believe that with Aventis, it will be the same frame of mind, but on another scale. But we too have learnt to grow. We’re very happy, we’re convinced that we shall work to improve on the same track record, as Jean-François said before.

Paris, 01/26/04	15

Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

Jerome BERTON, ING Financial Markets

Regarding disposals of products, which you alluded to this morning in your press release, you said that Arixtra® and Fraxiparine® were up for disposal. Does that mean that you’re very confident in regard to the reinsurance of the Lovenox® patent? Is there anything else planned? We know that you have incurred a great many expenses around Arixtra® life-cycle management.

Furthermore, without asking you to put numbers to the social and employment consequences in France and Germany, when you see the difficulties encountered by Aventis at Romainville, do you not fear risks within this framework?

Finally, are you not afraid that a white knight may come up, insofar as it would be in Aventis’s interest to have the bid raised? Would you be able to raise your own bid?

Jean-François DEHECQ

You will understand, in regard to your last question, that that is the last point on which I will make any comment. And I am of course sure that you would not expect me to.

In regard to what you call the “social and employment risk”, you well understand that, in my view, social and labour relations are never a risk. They’re an asset. The custom in this company, and our culture of social and labour relations, is illustrated in a number of recent rankings. We must keep this status. I think everyone has their own style. That’s our culture. I shall not come back to the point that these problems will be properly dealt with. You observe that I have always dealt with them, even if it hasn’t made the headlines. At all events, we need to deal with these issues, with the trade unions and staff representatives. I won’t give the right answer to this question.

Jean-Claude LEROY

We are implementing a process for disposal of Fraxiparine® and Arixtra®. You asked us if we were confident about the Lovenox® patent, or if the two things were related.

On American territory, we are in the early stages of Arixtra® performance in the market. We have generated very small sales, to whereas Lovenox® is an extremely well-established product, generating very big sales. We had to make a choice about going forward this disposal. Even though the dossiers were under study by the disposal authorities, on both sides of the Atlantic, as far as Europe is concerned we already know that there’ll be an issue in regard to Fraxiparine®/Arixtra®/Lovenox®. It is not in our view an easy matter to keep Lovenox® everywhere in the world, and this is why we are also putting Fraxiparine® up for sale in Europe, and we preferred making an announcement straight away. The analysis of market share, on both sides of the Atlantic, shows that there is no other way out except through this process.

In regard to Lovenox® we have read with great interest the analyses by third parties, who have looked into this problem. And we noted great confidence as to the outcome of the law suit, which should occur in the relatively near future.

Paris, 01/26/04	16

Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

Question from London, Mathew WESTON, Lehman Brothers

I have two questions.

On your Slide 40 you showed very interesting data about growth in the sector. There is real growth potential, but the valuation by the market is low. Do you think that the market reaction is a good expression of Sanofi-Aventis growth?

For calculations, you used French methods. If the transaction is not completed between now and the end of 2004, will it not be necessary to use international accounting standards, in which case the offer would risk being much less attractive?

Jean-Claude LEROY

In regard to the accounting treatment, I must say straight away that we didn’t choose to go forward fast for purely accounting reasons. What will happen, in France as in other European countries, is that the laws oblige us to change accounting plans in 2005, with the production of a retroactive balance sheet 2004. That being the case, accounting for an acquisition, even though some legal enactments are not yet definitive and on the books, but should be in the months to come, means that I can assure you that we’ll once again come back to the principle of disposal at fair value. Fair value means the revaluation of the incorporated assets, revaluation of inventory. Evidently, you will say that non-depreciable goodwill will raise its head. I therefore reassure the questioner: the introduction of this new standard will have no significant effect, and will not introduce anything less pretty, or less attractive. Accounting standards have got nothing to do with operation timing.

Jean-François DEHECQ

Effectively, Sanofi-Synthelabo is on the right of the graph, and you’re saying to me: “You’ve successfully completed your merger. You’ve bettered results and the market hasn’t reacted.” I note that if you look at the mergers on the left, very much non-hostile mergers, they haven’t produced growth results. As regards our stock, it is clear — here again it’s not worth challenging the fact — that the market would like to know more about Plavix®. The day the market launched an attack on Plavix®, it did bring the stock price down a little. I think that if we didn’t have a Plavix® law suit, the stock would not be valued as it now is. What I think is most important about what you say — is why this merger will succeed. Just see what people are saying, in all sorts of places: Hostile mergers are mergers which do rather better than non-hostile mergers. Why? It’s not, contrary to what people might say, because there’s more to go wrong in a hostile take over. It’s simply that in a hostile take over, you go faster, you straight away set up systems to get the company project underway. When you’re in a non-hostile merger, you discuss, and there’s no-one truly in charge, and it’s difficult to get things right. I think we’ll succeed because we have a clear project, clear objectives in each of the company’s business areas, and we wish to put them into place very fast, using the best people, and a team totally devoted to the company.

From the floor

Good morning, Mr President. I have some questions, to return to the point you just raised. This indeed is an unsolicited bid. You have just told me it’s not hostile. I believe you.

Paris, 01/26/04	17

Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

Jean-François DEHECQ

I said it was against nobody.

From the floor

I imagine that you have not contacted Aventis management, at least officially. I would like to know why you are putting forward a bid without them? What are the reasons for their not responding to your offer? My second question is this. You have presented the accounts and performance, which is fairly clear. I would like to see the impact of this offer on the major balance sheet headings. Last point, could you compare the stock market valuations, in terms of the ratio of share price to earnings, of Aventis and Sanofi-Synthelabo?

Jean-François DEHECQ

In regard to your first question, I shall only repeat what I already said. There’s been no negotiation, no recent approach. We took the decision to make a direct bid openly and publicly, to precisely avoid a long process which might lead to speculation of all kinds, harmful to the project and to the shareholders and to the companies. My reply is quite clear. You asked me what contacts I had with the management. I had no contact.

For the second question, regarding the performance and the impact on the balance sheet, I hand over to Jean-Claude.

Jean-Claude LEROY

I’ll give you two or three quick figures. I’ve spoken to you about asset valuation. Jean-François said a moment or two ago that our offer valued Aventis at around €47 billion. Broadly, remember that intangibles, when re-valued for balance sheet purposes, amount to some €30 billion. Of course, there’ll be a deferred deductible tax debt of €10 billion. Remember that goodwill will be around €20 billion. Remember also that the acquisition debt will be around €9 billion. This will give you the main balance sheet items which characterise this operation.

Jean-François DEHECQ

I’ve heard it said that, because I am totally frank, I need to be frank right to the end. Of course, I confirm that this offer is against no-one. Aventis top management — all those whom I could contact — were given notice yesterday evening. This is simply because we are courteous, and because I have no reason not to say what I shall be doing. But that doesn’t change the fact that there has been no negotiation..

Jean-Claude LEROY

I return rapidly to the question of the ratio of share price to earnings. Here you have the graph before your eyes. Aventis price to earnings ratio is 13, Sanofi-Synthelabo’s 17. The CEO reminded you a moment ago that Aventis’ profit before goodwill was barely more than 40% of Sanofi-Synthelabo’s. It’s through analysing these data that we determined a premium of 15.2%,

Paris, 01/26/04	18

Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

which both creates value for the Aventis shareholders, but also keeps some of that value for Sanofi-Synthelabo shareholders.

From the Floor

In regard to synergies, what is most surprising is the timing. You wish to bring things to a full conclusion in two years, when it normally takes two years to do that. Could you give me your feeling about the geographical distribution of synergies in France and the United States, and the lead times for those operations which cannot be completed in a shorter time? Secondly, how long do you think it will take for the competition authorities to give their opinion? Thirdly, I have a question to Mr Leroy, on the two income statements. If I understand aright, this will be somewhat like the presentation of the Aventis and Aventis Behring with the two income statements. Having said that, this presentation was planned in principle with a particular end in mind, namely disposing of non-core business. If I understand rightly, in the long term, there will still be a difference. Indeed, from 2005 on, goodwill will not be depreciated, but intangible depreciation will continue. Will there continue to be publication of two income statements? Have I properly understood the number of €2 billion for depreciation of intangibles?

Jean-François DEHECQ

The deadlines we have set, and which presided over the timing of the synergies, are those hoped for on completion of the operation at the end of the first half.

From the floor

Does that include authorisation by the competition authorities?

Jean-François DEHECQ

Yes. At the end of the first half. For dealing with the competition problems, our goal is the end of the first half.

I return to your second question relating to synergies. Effectively, if there was some time lag, we could reschedule. But you once again appear to connect synergies wholly to the problem of termination of employees’ jobs. That’s not the way I see things. You’re talking to me about deadlines in France and in some European countries. I don’t think that’s the right way to put the question. In response to your question about the geographical distribution of synergies, you have to look for synergies everywhere. There are no little countries, but there are no big countries either.

Jean-Claude LEROY

As you saw, we’ve kept this division between core business and non-core, which is Aventis’s distinction today. This was clearly essential as regards pro forma 2002. We said that we would keep it quite simply because of the disposal of Aventis Behring as a non-strategic business, and its closing will occur only sometime in 2004. So 2004 will still have book items relating to strategic businesses. We thought, to put things more clearly, that we needed to continue so long as there were any. When there’s no more book impact, in all likelihood this subdivision of the business will not be necessary. Last question, yes, intangible depreciation amounts annually to €2 billion net of tax.

Paris, 01/26/04	19

Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

From the floor

I have two subsidiary questions. Have you directly or indirectly spoken to KPC, the Aventis shareholder? What is your position in regard to Rhodia, even if Mr Landau said to the Monde newspaper that he thought the operation would be completed by the end of the year?

Jean-François DEHECQ

In response to this last question, clearly, as I don’t know the dossier, I can’t reply, nor give the slightest opinion. That’s not my style.

In regard to the second question, it is clear that from now on, our work will consist of convincing the Aventis board and shareholders – and you mentioned KPC, which is a big shareholder – of the attractiveness of our project. I have not to date contacted KPC shareholders, but I shall do so!

Question from London

You gave reasons for this merger. Is it the result of a revaluation of the pharmaceutical industry as a whole?

On Page 20 of the document you gave us, there’s some question of the commercial synergy with Aventis in the United States, which is surprising, given the extent of the American market and the possibilities for product promotion which it allows. Should we conclude that Sanofi-Synthelabo is not perfectly well placed to sell its own products, and that therefore its marketing isn’t playing its proper role? One of the constraints of the joint venture with BMS might perhaps force one to limit the drive on Plavix®. Finally, can you confirm that the cost reductions will be net, or are they avoided costs? Had you planned an increase in the budget? Will the budget have €1.6 billion subtracted from it?

Hanspeter SPEK

In the United States, the position in regard to BMS has not been absolutely played out in our decision on Aventis. Relations with BMS are good. Product performance is also good, and for the present time, we see no need to put in more resources. On the contrary, when faced with the battle which is lining up around Ambien® and Ambien® CR, in the next two years, reinforcing our own resources will give us a very substantial advantage, and perhaps even more so with the launch of Rimonabant, whose main market will be in the United States, where 50%, perhaps even 60% of its future sales, will be made. With these prospects in mind, a merger between the two groups is a fantastic additional source of synergies.

Jean-Claude LeRoy

The number of €1.6 billion in synergies is made up of two elements, negative synergies, i.e. costs, and the positive synergies that result from a step-up in sales growth in a number of areas. I say that cost reduction synergies are more substantial than positive synergies, as far as the numbers go. But the two synergies add up to €1.6 billion.

Jean-François DEHECQ

In response to the question about the extent to which the environment is part of the rationale, I believe it is only logical and the very least a Chief Executive Officer can do, to take into account

Paris, 01/26/04	20

Presentation of the Public Offer for Aventis	Sanofi-Synthelabo

all that he hears and sees, all that he expects to happen in terms of major market developments, and bear in mind that major shifts can still take place and are in gestation. The agitation in a number of places is proof enough that time is not always on your side. You have to be able to anticipate rather than be on the receiving end. When looking closely at the environment, it’s absolutely clear that we believe that it’s a poor solution in the long term to have to share products in co-promotions and co-developments. That’s complicated and means giving up some of your profit to a partner. This element, raised by Hanspeter, whether speaking about zolpidem CR, Uroxatral® and particularly as regards Rimonabant, meant that we had major decisions to take. These decisions are not the same depending on the size that we are. All these environmental elements, both in general and in particular, have of course been taken into account.

For reasons of timing, we can take only two further questions.

From the Floor

Have you any intention of defending the French research facility and if so, how? On the other hand, if there was a precedent in terms of mergers, that would be the merger between AXA and UAP. AXA waited for the threat on UAP to take shape, and appeared as a white knight. Could that not have been a model for you as well?

Jean-François DEHECQ

Yet again you’re asking me if I’m afraid of a white knight. I reply that I’m not afraid, because in principle I’m not afraid and I face up to situations. Of course, we’ve envisaged all sorts of solutions, and we’ll do what we need to do. I thank you for asking me to look closely at what went on between AXA and UAP. It’s not my field of business, I didn’t look closely at that, but I know plenty of other examples!

In regard to research, for a company like ours, with the research facilities that we have in France.... Our research centres are much appreciated by researchers. We have no difficulty in getting very good researchers, even from abroad, to come to Montpellier and Toulouse, and we have no difficulty in keeping them. I don’t think it is just a question of the facility. The explanation lies quite simply in the quality of the team undertaking the research. Of course the French research facility is fundamental in my view. I would say that this extends to the European research facilities, as we also have research centres in Europe.

From the Floor

You mentioned the historical roots of Hoechst Marion Roussel and Rhône-Poulenc. Does this mean that you will suspend the closure of the Romainville research centre?

Jean-François DEHECQ

Here again this is a subject I don’t know and on which I will not make a pronouncement today. It seems to me that many things are underway and I believe that the companies, even when they are in situations of this kind, faced with bids such as ours, should continue to operate and to do what they planned to do.

Once again, thank you very much.

Paris, 01/26/04	21